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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                SEC FILE NUMBER
0-23142

                                                CUSIP NUMBER
928386-20-0

(Check One):
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[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  March 31, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the
Commission has
verified any information contained herein.

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      If the notification relates to a portion of the filing
checked above,
identify the Item(s) to which the notification relates:    (Not
applicable)

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PART I -- REGISTRANT INFORMATION
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                          VISTA TECHNOLOGIES INC.
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Full Name of Registrant

                             (Not applicable)
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Former Name if Applicable

                      1250 Oakmead Parkway, Suite 210
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Address of Principal Executive Office (Street and Number)

                     Sunnyvale, California  94086-3599
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules
12b-25(b), the
following should be completed.  (Check box if appropriate)

      |  (a)      The reasons described in reasonable detail in
Part
      |           III of this form could not be eliminated
without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, Form 20-F,
11-K,
[X}   |           Form N-SAR, or portion thereof, will be filed
on
      |           or before the fifteenth calendar day following
the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF
NEEDED)

        Vista Technologies Inc. ("Registrant") was not able to complete its
Form 10-KSB, including audited financial statements for the fiscal year ended
March 31, 1996, due to a change in Registrant's independent certified public accountants which occurred on May 8, 1996 (see Registrant's Report on Form 8-K dated May 13, 1996) and changes in internal accounting personnel which have occurred from February to May 1996.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Thomas A. Schultz             (408)             524-2939
      ----------------------        -----------
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      (Name)                        (Area Code)       (Telephone
Number)


(2)   Have all other periodic reports required under Section 13
or 15(d) of
      the Securities Exchange Act of 1934 or Section 30 of the
Investment
      Company Act of 1940 during the preceding 12 months or for
such shorter
      period that the registrant was required to file such
report(s) been
      filed?  If answer is no, identify report(s).
                                                             [X]
Yes    [ ] No

(3)   Is it anticipated that any significant change in results of operations
      from the corresponding period for the last fiscal year will be reflected
      by the earnings statements to be included in the subject
report of
      portion thereof?
                                                             [X]
Yes    [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Exhibit 1

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                          VISTA TECHNOLOGIES INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 28, 1996          By: /s/ Thomas A. Schultz
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                              Thomas A. Schultz, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute
Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                   EXHIBIT 1

                     STATEMENT IN RESPONSE TO PART IV-(3)

      Registrant's results of operations for the fiscal year ended March 31,
1995 resulted in a net loss of $11,420,180, which included a net loss before extraordinary items of $5,777,293 and an extraordinary loss of $5,642,887.
The extraordinary loss for the fiscal year ended March 31, 1995 represented advanced funds for an incomplete acquisition that was subsequently abandoned by the Registrant.

      For the nine months ended December 31, 1995, the Registrant reported a net loss of $2,728,462. See the Registrant's Report on Form 10-QSB for the
Period ended December 31, 1996. The Registrant incurred continuing losses from operations during the three months ended March 31, 1996 in an amount currently undetermined, but believes that its net loss for the fiscal year ended March 31, 1996 will be significantly less than the net loss before extraordinary items for the fiscal year ended March 31, 1995.
Due to changes
in internal personnel subsequent to December 31, 1995, the Registrant does not believe that an accurate and reasonable estimate of its results for the fiscal year ended March 31, 1996 can be made by management until the Registrant's independent certified public accountants have completed their review of the
Registrant's financial statements for the fiscal year.